July 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  Mr. Paul Cline, Staff Accountant

Re: Farmers Capital Bank Corporation
Form 10-K for the period ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
File No.: 0-14412

Ladies and Gentlemen:

We are in receipt of your letter dated June 23, 2010 from Kevin W. Vaughn, Branch Chief of Division of Corporation Finance.  The purpose of this letter is to respond to your comments set forth in the June 23, 2010 letter.  For your convenience, your comments are set forth in this letter in italics, followed by response of Farmers Capital Bank Corporation (the “Company” or “we” or “our”). If not otherwise indicated, future filings by the Company will include the responses to your comments as applicable.

1.           Please refer to your response to comment 1 of our May 12, 2010 comment letter and revise your future filings to disclose whether you have underwritten any hybrid loans, including payment option ARM’s, negative amortization loans, stated income/stated asset loans, etc.  If so, disclose the extent to which such loans were underwritten as well as the extent of such loans remaining in your portfolio.

The Company and its subsidiary banks do not underwrite, originate, sell or hold in their portfolio hybrid loans.  In our response to comment 1 of your May 12, 2010 comment letter we stated that future disclosure would contain the statement “The Company does not underwrite negative amortization or hybrid loans.”  In order to provide additional clarity, we will revise this disclosure for future filings to the following:

Hybrid Loans

The Company and its subsidiary banks have a policy of not underwriting, originating, selling or holding hybrid loans.  The Company does not currently hold hybrid loans.  Hybrid loans include payment option adjustable rate mortgages (ARM’s), negative amortization loans, and stated income/stated asset loans.

2.           Please refer to your response to comment 2 of our May 12, 2010 comment letter and address the following:

a.           Please explain to us in expanded detail why management does not think it is potentially relevant to an investor to know that management has entered into agreements with the bank’s primary regulator that includes requirements regarding such issues as the management of problem loans, compensation, increased levels of reporting to the board of directors and the development of acceptable policies and procedures for monitoring compliance with the agreements.

b.           Please explain to us in detail why management believes that the items set forth in the response are strictly procedural in nature and, therefore, are potentially of little interest to an investor in light of the fact, for instance, that reducing problem loans, compensation-related matters and servicing debt obligations could have a direct impact on your future operations as well as your future financial statements.

c.           We note your response appears to hinge on your apparent understanding that the definition of materiality in the context of our comment was limited to the impact of a given regulatory requirement on your historical financial statements.  However, we believe that materiality in this sense extends beyond the historical financial statements to require disclosure of items that may have a material impact on other aspects, such as on your overall future operations, loan portfolio, management, or your relationship with your regulator.  Please revise your proposed disclosures accordingly.

The Company previously disclosed in its 10-K for the year ended December 31, 2009 and its 10-Qs for the quarters ended September 30, 2009 and March 31, 2010, the aspects of agreements with regulators which management, after consultation with counsel, believed to be material to investors, such as required capital ratios and restrictions on dividend payments.  Management views agreements with regulators respecting how problem loans are managed, compensation, increased reporting to the board of directors and development of policies and procedures for monitoring compliance with the agreements not to be of significance to the investing public as they relate to internal procedures, management of operations and communication with regulators.  Moreover, management believes these items are relatively common in memoranda of understanding and cease and desist orders with regulators, which further reduces the likelihood an investor would consider them relevant.  Nevertheless, in light of the Commission’s comments, the Company will in future filings broaden its disclosure regarding the contents of agreements with regulators to summarize all requirements of the agreements.  The revised disclosure is set forth below.

Regulatory Matters

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements will result in certain mandatory and possibly additional discretionary actions by regulators that could have a direct material effect on the Company’s financial statements and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, each of the Company’s banks must meet specific capital guidelines that involve quantitative measures of the banks’ assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and its subsidiary banks’ capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The regulatory ratios of the consolidated Company and its subsidiary banks were as follows for the dates indicated.

	[relevant quarter end]						December 31, 2009
	Tier 1 Capital		Total Capital		Tier 1 Leverage		Tier 1 Capital	Total Capital	Tier 1 Leverage
Consolidated		%		%		%	13.95%	15.20%	8.15%
Farmers Bank & Capital Trust Company							14.40	15.66	7.68
United Bank & Trust Company							12.49	13.75	7.35
The Lawrenceburg Bank & Trust Company	n/a		n/a		n/a		10.24	11.50	5.46
First Citizens Bank							12.02	13.75	7.96
Citizens Bank of Northern Kentucky, Inc.							9.70	10.95	6.23

Parent Company.

In the summer of 2009 the Federal Reserve Bank of St. Louis (“FRB St. Louis”) conducted an examination of the parent Company.  Primarily due to the regulatory actions and capital requirements at three of the Company’s subsidiary banks (as discussed below), the FRB St. Louis and Kentucky Department of Financial Institutions (“KDFI”) proposed the Company enter into a Memorandum of Understanding (“Memorandum”).  The Company’s board approved entry into the Memorandum at a regular board meeting during the fourth quarter of 2009.  Pursuant to the Memorandum, the Company agreed that it would develop an acceptable capital plan to ensure that the consolidated organization remains well-capitalized and each of its subsidiary banks meet the capital requirements imposed by their regulator as described below. The Company also agreed to reduce its common stock dividend in the fourth quarter of 2009 from $.25 per share down to $.10 per share and not make interest payments on the Company’s trust preferred securities or dividends on its common or preferred stock without prior approval from FRB St. Louis.  Representatives of the FRB St. Louis and KDFI have indicated that any such approval for the payment of dividends will be predicated on a demonstration of adequate, normalized earnings on the part of the Company’s subsidiaries sufficient to support quarterly payments on the Company’s trust preferred securities and quarterly dividends on the Company’s common and preferred stock.  While both regulatory agencies have granted approval of the Company’s request to make interest payments on its trust preferred securities and dividends on its preferred stock in the current quarter, the Company did not (based on the assessment by Company management of both the Company’s capital position and the earnings of its subsidiaries) seek regulatory approval for the payment of common stock dividends.  Moreover, the Company will not pay any such dividends on its common stock in any subsequent quarter until the regulator’s assessment of the earnings of the Company’s subsidiaries, and the Company’s assessment of its capital position, both yield the conclusion that the payment of a Company common stock dividend is warranted.

Additionally, under the Memorandum, the Company agreed to:

•
utilize its financial and managerial resources to assist its subsidiary banks in addressing weaknesses identified at their most recent examinations and achieving and maintaining compliance with any regulatory supervisory actions respecting the subsidiary banks;

•	not pay any new salaries, bonuses, management fees or make any other payments to insiders without prior approval of the FRB St. Louis and the KDFI;
•	not incur additional debt or purchase or redeem any stock without the prior written approval of the FRB St. Louis and the KDFI;
•
submit to the FRB St. Louis and the KDFI an acceptable plan detailing the source and timing of funds for meeting the Company’s debt service requirements and other parent company expenses for 2010 and 2011; and

•
within thirty days of the end of each calendar quarter submit to the FRB St. Louis and the KDFI parent company financial statements along with a status report on compliance with the provisions of the Memorandum.

Subsidiary Banks

While each of the Company’s subsidiary banks was well-capitalized as of [relevant period], some of their capital levels have decreased over the past twenty four months as a result of the economic downturn that began in 2008.  As a result of the turmoil in the banking markets and continued difficulty many banks are experiencing with their loan portfolios, bank regulatory agencies are increasingly requiring banks to maintain higher capital reserves as a cushion for dealing with any further deterioration in their loan portfolios.  The agencies that regulate the Company’s banks have determined, in the wake of examinations, that the two Company subsidiaries identified below may require future capital infusions in order to satisfy higher regulatory capital ratios.

Farmers Bank.  Farmers Bank was the subject of a regularly scheduled examination by the KDFI which was conducted in mid-September 2009.  As a result of this examination,

the KDFI and FRB St. Louis have entered into a Memorandum with Farmers Bank.  The Memorandum requires that Farmers Bank obtain written consent prior to declaring or paying the Parent Company a cash dividend and to achieve and maintain increasing Leverage Ratios of 7.75% and 8.0% by March 31, 2010 and June 30, 2010, respectively.  The Parent Company injected from its reserves $11 million in capital into Farmers Bank subsequent to the Memorandum. Farmers Bank further agreed that if at the time of the proposed merger of Lawrenceburg Bank into Farmers Bank the combined bank had a Leverage Ratio of less than 8.0% and the Parent Company had obtained additional capital by that time, the Parent Company would inject additional capital to raise the Leverage Ratio to 8.0%. While the merger was effective May 8, 2010, the Parent Company had not raised additional capital and the Leverage Ratio for Farmers Bank was above 7.75%, thus remaining in compliance without the need for an additional capital infusion.  At [relevant period end], Farmers Bank had a Tier 1 Leverage Ratio of ____% and a Total Risk-Based Ratio of ____%.

In addition to the above capital requirements and dividend restrictions, under the Memorandum Farmers Bank agreed to:
•
adopt, implement and adhere to a plan to reduce its risk position in each asset (loan) in excess of $750,000 which is delinquent or classified “Substandard” in its most recent examination, which plan must establish target dollar levels to which Farmers Bank will use best efforts to reduce delinquencies and classified assets at stated intervals and provide for monthly progress reports to the Farmers Bank board of directors,

•
not extend additional credit for any borrower already obligated to the Bank on any extension of credit that has either been (a) charged off (or classified “Loss” by regulators or in a subsequent review by the bank’s consultants or a regulatory body) as long as such credit remains uncollected, or (b) classified as “Substandard” or “Doubtful” and is uncollected, except in cases where the Farmers Bank board of directors approves such extension of credit as in the best interest of Farmers Bank,

•
submit to the FRB St. Louis and KDFI a written three-year strategic plan adopted by the Farmers Bank board of directors addressing mission statement, economic issues of the industries and markets served, strengths and weaknesses, strategies to improve earnings, staff training, financial goals, and identification of new lines of business and new types of lending,

•	address underwriting and credit administration concerns raised by regulators in their most recent examination,
•	address and monitor weaknesses regarding specific construction and development loans identified by regulators in their most recent examination,
•
formulate and implement a written profit plan consistent with Farmers Bank’s loan, investment and funds management policies and including realistic and comprehensive budgets and review processes, which profit plan is submitted to the FRB St. Louis and KDFI for review and comment, and

•
if at the end of any quarter Farmers Bank’s leverage ratio is less than 8.0%, within thirty days it must submit to the FRB St. Louis and KDFI a plan for implementation of the capital accounts of Farmers Bank or other measures to bring the ratio to the required 8.0% level.

As a result of an examination conducted in March 2009, on May 15, 2009, Lawrenceburg Bank entered into a Memorandum of Understanding with the FRB St. Louis and the KDFI. This Memorandum of Understanding terminated effective upon Lawrenceburg’s merger into Farmers Bank on May 8, 2010.

United Bank.  As a result of an examination conducted in late July and early August of 2009, the FDIC proposed United Bank enter into a Cease and Desist Order (“Order”) primarily as a result of its level of non-performing assets.  The Order requires United Bank to achieve (1) leverage ratios of 7.75% and 8.0% by March 31, 2010 and June 30, 2010, respectively, and (2) a Total Risk-Based Ratio of 12% immediately.   Subsequent to the Order, the Parent Company injected $10.5 million from its reserves into United Bank. Subsequent to March 31, 2010, the Parent Company injected an additional $1.9 million of capital into United Bank to bring its Leverage Ratio up to the minimum 7.75% as required by the Order.  At [end of relevant period], United Bank had a Tier 1 Leverage Ratio of ____% and a Total Risk-Based Ratio of ____%.

Additionally, the Order requires United Bank comply with the following:

•
continue to retain qualified management, assessed on its ability to comply with the Order, operate United Bank in a safe and sound manner, comply with applicable laws, rules and regulations, and restore United Bank to a safe and sound condition;

•	not add directors or senior executive officers without prior approval of the FDIC and KDFI;
•
comply with certain disclosure guidelines in connection with selling any securities by United Bank to raise capital.  The Company and United Bank do not have current plans to sell securities of United Bank to raise capital.

•	charge off any asset (loan) which was classified as a “Loss” by the FDIC and KDFI in their most recent examination;
•
not extend additional credit for any borrower obligated on any extension of credit that has been charged off (or classified as a “Loss” in the most recent examination), so long as the credit remains uncollected;

•
not extend additional credit for any borrower whose loan or other credit has been classified “Substandard” or “Doubtful” (or is listed as “Special Mention” by regulators in the most recent exam), and is uncollected, unless United Bank’s board of directors makes special determinations that extending such credit is in United Bank’s best interest;

•
adopt, implement and adhere to a plan to reduce its risk position in each borrower relationship in excess of $1,000,000 which is more than thirty days delinquent or classified as “Substandard” or “Doubtful” by regulators in the most recent examination.  Such plan is required to be submitted to the FDIC and KDFI and include a prohibition on extending credit to pay interest absent specific board determinations that such is in United Bank’s best interest, establish target levels to which the United Bank shall reduce delinquencies and classified assets within given time permits and provide for monthly reporting to United Bank’s board of directors on progress of the plan;
•
continue its practice of maintaining a written contingency funding plan which must be submitted to the FDIC and KDFI and on each Friday United Bank must submit to the FDIC and KDFI a liquidity analysis report;

•	not declare or pay dividends to the parent company without the prior written consent of the FDIC and KDFI;
•	prior to submission of its quarterly call reports, have its board of directors review its allowance for loan and lease losses (“ALLL”), provide an adequate ALLL and accurately report the ALLL;
•
continue its practice of adopting, implementing and adhering to a written profit plan and comprehensive budget for 2009 and 2010 and each year the Order is in effect, which must be submitted to the FDIC and KDFI for review and comment and include realistic and comprehensive budgets and review processes by both management and United Bank’s board of directors;

•
formulate, adopt and implement a plan to manage concentrations of credit that were identified by regulators in their most recent examination, which must provide for procedures for measurement and monitoring of concentrations of credit and a limit on concentrations commensurate with United Bank’s capital position, safe and sound banking practices and overall risk profile;

•	eliminate and correct all violations of laws, rules and regulations identified by the regulators in their most recent examination;
•	continue its practice of having procedures for managing its sensitivity to interest rate risk, which must implement recommendations of the regulators and be submitted to the FDIC and KDFI; and
•
the board of directors maintain a program to provide for monitoring United Bank’s compliance with the Order and on a quarterly basis United Bank’s directors are required to sign a progress report to be furnished to the FDIC and KDFI detailing actions taken by United Bank to secure compliance with the Order.

d.           Please confirm to us that your response to our previous comment 2 sets forth all issues to be addressed by management under the applicable regulatory agreements.

The foregoing disclosures set forth all issues to be addressed by management under the applicable regulatory agreements.

3.           Please refer to your response to comment 4 of our May 12, 2010 comment letter and revise to provide a significantly expanded discussion of loans that you have modified that you do not consider troubled debt restructurings.  Quantify, by loan type, the number and amount of loans modified and discuss the specific modifications made.  Discuss whether or not you have engaged in loan splitting and, if so, quantify the extent of such activities.

From time to time the Company’s affiliate banks may modify a customer’s loan, but such modifications do not meet the criteria for classification of restructured troubled debt.  The primary reasons for such restructurings are:

•	repricing a loan to a current market rate of interest to a borrower with good credit and adequate collateral value in order to retain the customer,
•
changing the payment frequency from monthly to quarterly, semi-annually or annually where the loan is performing, the borrower has good credit and adequate collateral value and the bank believes valid reasons exist for the change, or

•
extending the interest only payment period of a performing loan where the borrower has good credit and adequate collateral value in instances where a project may still be in a phase of development or leasing-up, but where the bank believes completion will occur in the near future, or such extension is otherwise in the bank’s best interest.

As a modification is made, management evaluates whether the modification meets the criteria to be classified as a troubled debt.  This criteria has two components:

1.	The bank made a concession on the loan terms, and
2.	The borrower was experiencing financial difficulty.

The Company’s loan policy is in the process of being updated to provide guidance to lending personnel as a result of the recent increase in restructured loans to ensure those that are troubled debt are properly categorized. Additional attention is being given to restructured loans through the oversight of the recently established position of Chief Credit Officer at the parent company to ensure that modifications meeting criteria for restructured loans are identified and properly reported.

The below table sets forth on an aggregate basis for the year ended December 31, 2009, the types of non-troubled debt restructurings by loan type, number of loans, average loan balance and modification type:

# of Loans	Loan Type	Average Loan Balance	Range of Loan Balances	Modification Type
4	Commercial, financial and agricultural	$137,110	$23,741 - $270,439	lowered interest rate to market rate to retain loan
5	Commercial, financial and agricultural	$24,028	$4,244 - $48,005	change repayment frequency
7	Installment loan	$19,169	$1,519 - $62,211	lowered interest rate to market rate to retain loan
1	Installment loan	$814	n/a	changed repayment frequency
23	Real estate mortgage – farmland and other commercial enterprises	$1,867,490	$14,480 - $13,577,677	lowered interest rate to market rate to retain loan
2	Real estate mortgage – farmland and other commercial enterprises	$984,457	$719,406 - $1,249,507	changed repayment frequency
26	Real estate mortgage - residential	$450,727	$11,346 - $6,571,318	lowered interest rate to market to retain loan
7	Real estate mortgage - residential	$29,673	$15,000 - $50,000	changed repayment frequency
2	Real estate mortgage - residential	$108,082	$19,833 - $196,332	modify payment terms for estates of deceased borrowers at representative’s request
3	Real estate - construction	$2,076,193	$1,025,631 - $3,098,832	extended interest only period (in 2 cases reduced interest rate to market terms)

In each of the loan modifications identified in the table, management of the applicable bank determined the loan was not in troubled condition due to the financial status of the borrower and collateral.

The Company’s subsidiary banks have not engaged in loan splitting.

4.           Please refer to your response to comment 7 of our May 12, 2010 comment letter and address the following:

a.           Please revise future filings to clarify if the appraisals obtained on construction loans are based on current value or on an as completed basis, clarifying how, given market conditions, the fair value of those loans exceeds unpaid principle amounts.

Appraisals obtained for construction lending and development lending purposes are performed by State Licensed or State Certified appraisers who are credentialed and on the subsidiary bank’s approved appraisers list.  Plans and specifications are provided to the approved appraiser by bank personnel not directly involved in the credit approval process.  The appraisals conform to the standards of appraisal practices established by the Appraisal Standards Board in effect at the time of the appraisal. This includes net present value accounting for construction and development loans on an “as completed” basis.

Appraisal reviews are conducted internally by bank personnel familiar with the local market and who are not directly involved in the credit approval process.  Bank personnel do not increase the valuation from the appraisal but may, in some instances, make a reduction.

Upon completion, a follow up site visit from the appraiser is completed to verify the property was improved per the original plans and specifications and recertify, if appropriate, the original estimate of “as completed” market value.

When a construction loan or development loan becomes downgraded or classified, management obtains a new appraisal to determine potential exposure given the difference between the amount owed on the loan and the value of the collateral, if any.

Occasionally, appraisals are obtained for larger loans which are not experiencing any performance shortcomings.

Initial loan to value ratios was well under 100% which gave the Company a cushion as values fell.  However, when updated appraisals reveal collateral exposure (i.e. the value of the collateral is less than originally estimated and no longer supports the loan balance), negotiations ensue with the borrower aimed at providing additional collateral support for the credit.  This may be in many forms based on the financial holdings of the borrower.  If not available, third party support for the credit is pursued (e.g., guarantors, equity investors).  If negotiations fail to provide additional adequate collateral support, reserves are allocated to the loan or the loan is written down to the fair market value of the collateral less the cost to sell.

Since the Company has already either (1) obtained additional collateral support where collateral values have deteriorated or (2) written down loans or reserved for loans given revised values under existing market conditions, it believes based on appraisals that collateral values securing its construction and development loans exceed the principal balances, after reduction for amounts already written down or reserves established for such loans (the “net principal amount”).  Consequently, the Company expects to recover significantly all net principal amounts outstanding on impaired loans based on collateral values obtained from independent appraisals.

b.           Please revise future filings to specifically identify the types of adjustments management makes to updated appraisals and to describe the circumstances under which they are made.

Asset quality management includes but is not limited to the practice of updating appraisals for loans experiencing performance shortcomings relative to the terms of the credit facility.  Appraisal reviews are conducted internally by bank personnel familiar with the local market and who are not directly involved in the credit approval process.  Bank personnel do not increase the valuation from the appraisal but may, in some instances, make a reduction.  There are two circumstances where management may make adjustments to appraisals:

As discussed above, construction and development appraisals are on an “as completed” basis.  If work remains to be completed on a financed project, management will reduce the estimated value in the appraisal by the cost estimated to complete the work and, if required by the loan balance, establish reserves allocated to the loan or write down the loan based on the need to complete such work.

Moreover, if an appraisal for given collateral is still valid (e.g. less than one year old) but due to market conditions and the bank’s familiarity with comparable property sales in the market the appraised value appears high, management may adjust downward from the last appraisal its estimate of the value of the collateral and, in turn, establish reserves allocated to the loan or write down the loan to reflect this downward adjustment.

c.           Based on charge-offs and losses on repossessed assets, it remains unclear to us on what basis you believe you will recover significantly all the principle outstanding based merely on appraisals.  Please revise future filings to compare and contrast your ability to recover unpaid principle on impaired loans that are ultimately charged-off based on appraisals and market conditions (ability to sell) between periods.

The Company expects to recover significantly all net principal amounts of loans (i.e. after giving effect to reserves allocated to and write downs already made) based on collateral values, which values are primarily driven by appraisals.  The Company believes, although it can provide no assurance, that the collateral devaluations resulting from the economic downturn which began in 2007 and became evident in 2008 to 2009 have cycled through the updated appraisals it has obtained for troubled credits and the collateral valuations on which management is relying account for current market conditions.  Moreover, appraisal methodologies for development loans require discounting in order to permit orderly sales of lots over time, which should further bolster the Company’s ability to recover significant net principal amounts owed as collateral is sold.

5.           Please refer to such response to comment 9 of our May 12, 2010 comment letter.  Your response appears to provide general information that does not specifically address the material decline in the percentage of allowance for loan losses to non-performing loans.  The discussion set forth in your response does not appear to support this decline in comparison to the significant increase in non-performing loans net of restructured loans.  Also, your response does not appear to address why it seems you do not expect loans to charge-off at the same rate in

2010 as they did in 2009.  Please revise to provide an expanded discussion of this material trend that more completely addresses our comment.

The decline in the percentage of ALLL to non-performing assets from 66.1% at year-end 2008 to 30.6% at year-end 2009 to 22.0% at first quarter-end 2010, appears significant.  While in the aggregate the reduction of the percentage of ALLL to non-performing assets may seem unsupported, ALLL is established based upon a review of (1) each individual loan that is classified as impaired or otherwise classified as substandard or doubtful and the amount of reserve necessary for each such credit and (2) a computation of necessary reserves for non-classified loans based on many risk factors.  Using this appropriate methodology and being guided by policy, the Company believes its ALLL is at an appropriate level.

This is largely supported by a review of the nine large credits that constitute $40.3 million, or  79%, of the $50.9 million net increase in non performing loans in 2009.  Simply put, due to their individual circumstances a much smaller reserve, as a percentage of loan balance, was required for these nine larger credits.  Consequently, the percentage of ALLL for the $40.3 million of these nine nonperforming credits was [12%] at year-end 2009.  If these nine larger credits that were added in 2009 were removed from the calculation, the percentage ALLL for all other nonperforming loans, which aggregate [$36.3] million, was approximately [51%] as of December 31, 2009.  A much smaller decline from the 66.1% at year-end 2008.

The subsidiary banks responsible for these nine credits have reviewed each credit in accordance with policy to determine to what extent such loans should be written down or a reserve within ALLL established for them.  The allowance for loan losses related to each of the nine larger-balance credits was measured based on the collateral value less estimated costs to sell. Collateral values supporting each of the larger-balance credits were evaluated by analyzing current appraisals prepared by independent third parties.

Of these nine larger credits, with an aggregate balance of $40.3 million, $33.6 million is secured by real estate developments and the remaining $6.7 million is secured by commercial real estate. Four of the nine credits totaling $16.9 million were classified as restructured at year-end 2009 and these four credits had a specific allowance for loan losses of $2.1 million or 12.6% of the aggregate outstanding loan balance. Two of the nine credits referred to above, which totaled $10.2, million were considered impaired before they were restructured during 2009. The related allowance on these two credits, which are secured by residential real estate, was $2.0 million or 19.8% of the total outstanding loan balance. The allowance on these two credits is higher than the Company’s other restructured loans because they were previously identified as impaired and their allowance was based on the borrower’s financial condition at that time.

The remaining five credits totaling $23.4 million were in nonaccrual status at year-end 2009 with a related total allowance of $702 thousand or 3.0% of the total outstanding loan balance.

Net charge-offs related to the nine larger-balance credits totaled $1.2 million in 2009. This amount represents one real estate development credit shared between two of the Company’s subsidiary banks that had a total outstanding balance of $8.9 million at year-end 2009 and was classified as nonaccrual on that date.

6.           Please refer to your response to comment 10 of our May 12, 2010 comment letter and revise future filings to present the percentage of the allowance to total loans by loan category.  Please refer to Item IV. B of Industry Guide 3.

The Company will revise future filings to present the percentage of the allowance to total loans by loan category.  The revised table is set forth below.

Allowance For Loan Losses

December 31, (In thousands)	2009		2008		2007
	Amount	Percentage of Respective Loan Category	Amount	Percentage of Respective Loan Category	Amount	Percentage of Respective Loan Category
Commercial, financial, and agricultural	$4,782	3.26%	$2,474	1.71%	$2,505	1.63%
Real estate-construction	10,245	4.84%	5,038	1.93%	3,895	1.53%
Real estate mortgage-residential	4,298	0.92%	3,212	0.72%	3,075	0.76%
Real estate mortgage-farmland and other commercial enterprises	2,394	0.62%	2,967	0.76%	2,231	0.56%
Installment	1,007	2.74%	2,336	5.18%	1,979	3.80%
Lease financing	638	2.63%	801	2.94%	531	1.75%
Total	$23,364	1.84%	$16,828	1.28%	$14,216	1.10%

Allowance For Loan Losses (cont.)

December 31, (In thousands)	2006		2005
	Amount	Percentage of Respective Loan Category	Amount	Percentage of Respective Loan Category
Commercial, financial, and agricultural	$2,223	1.12%	$2,840	1.63%
Real estate-construction	1,983	1.12%	1,627	1.83%
Real estate mortgage-residential	2,897	0.76%	2,851	0.86%
Real estate mortgage-farmland and other commercial enterprises	1,617	0.46%	1,371	0.50%
Installment	2,316	4.05%	1,601	2.85%
Lease financing	963	2.88%	779	2.05%
Total	$11,999	1.00%	$11,069	1.15%

Should you need any additional information or clarification, please do not hesitate to contact Doug Carpenter, Senior Vice President, Secretary, and Chief Financial Officer, at 502-227-1686.

Sincerely,
Farmers Capital Bank Corporation

/s/ Doug Carpenter

Doug Carpenter
Senior Vice President, Secretary, and
Chief Financial Officer

202 West Main Street
P.O. Box 309
Frankfort, KY 40602-0309
dcarpenter@farmerscapital.com
phone: 502-227-1686
fax:      502-227-1692